# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UPBOUND GROUP, INC., CIK 0000933036
CUSIP: 76009N100
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 5501 Headquarters Drive, Plano, Texas (TX), 75024
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001779789

## Reporting persons
- IEQ CAPITAL, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 2,765; shared voting power 0; sole dispositive power 4,540,625; shared dispositive power 0; aggregate amount beneficially owned 4,540,625 (7.9% of the class)

## Item 1. Issuer
Name of issuer: UPBOUND GROUP, INC.
Address of issuer's principal executive offices: 5501 Headquarters Drive, Plano, Texas, 75024

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of IEQ CAPITAL, LLC ("IEQ Capital").

This Statement relates to shares of Common Stock held for the accounts of IEQ Capital's clients, for which IEQ Capital serves as investment adviser and may be deemed to beneficially own the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: The principal business office of IEQ Capital is 950 TOWER LANE, SUITE 1800, FOSTER CITY, CA 94404.
Citizenship: IEQ Capital is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: As of June 30, 2025, IEQ Capital may be deemed the beneficial owner of 4,540,625 shares of Common Stock.
Percent of class: As of June 30, 2025, IEQ Capital may be deemed the beneficial owner of approximately 7.9% of the shares of Common Stock outstanding. This percentage is based on 57,825,534 shares of Common Stock outstanding as of April 24, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed on May 2, 2025.
Sole power to vote or to direct the vote: 2,765
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,540,625
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See disclosure in Item 2 hereof. IEQ Capital's clients are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement that may be deemed to be beneficially owned by IEQ Capital.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See disclosure in Item 2 hereof.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- IEQ CAPITAL, LLC: /s/ Lior Keshet, Lior Keshet, GC & COO (08/14/2025)